UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2010

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : February 24, 2010	By	/s/ Fumikazu Tatsumi
Fumikazu Tatsumi
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Concerning Acquisition of First Series of Class 2 Preferred Shares

Tokyo, February 24, 2010—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) resolved, at a meeting of the Board of Directors held today, to acquire all of the First Series of Class 2 Preferred Shares issued by BTMU, in accordance with the provisions of Article 16, Paragraph 1 of the Articles of Incorporation of BTMU, as set forth below.

Description of Acquisition

(1)	Class of Shares to be Acquired:	First Series of Class 2 Preferred Shares

(2)	Aggregate Number of Shares to be Acquired:	100,000,000 shares

(3)	Acquisition Price:	¥ 2,500 per share

(4)	Aggregate Amount of Acquisition Price:	¥ 250,000,000,000

(5)	Acquisition Date:	April 1, 2010

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